UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES MECHEL TRADING AG OBTAINING LOAN FOR RE-FINANCING GROUP’S
CURRENT DEBT

Moscow, Russia — October 24, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that ING Bank N.V., UniCredit
Bank AG, Barclays Capital Inc. and ZAO UnicreditBank have provided a syndicated loan to Mechel Trading AG.
The banks have granted a credit facility totaling 180 million US dollars.  The facility may be increased to  350 million US dollars by other banks as well.  It carries a three-year tenor with an 18-month grace period. The facility will be used to re-finance a portion of  Mechel Group’s short-term loans.
Mechel OAO and Chelyabinsk Metallurgical Plant OAO act as guarantors of the facility. The credit is also supported by an assignment of  Mechel Trading AG’s offtake contracts.
“Receiving a long-term loan on competitive terms given the state of  global financial markets demonstrates the trust the international banking community puts in us as a high-quality borrower. It also demonstrates our ability to make good deals in any market conditions. We value very highly our partnership with the lending banks in this deal, and we believe that it is cooperation in a difficult market situation that lays the most solid platform for long-term relationships.
“The growth of Mechel Group’s exports of steel products as well as distribution of third-party products requires long-term financial resources for the Group’s trading business. The new facility covers our financial requirements and replaces our current short-term credit lines, while improving the maturity profile of our debt portfolio and reducing the cost of financing,” Mechel OAO’s
Chief Financial Officer Stanislav Ploschenko said.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 24, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO